Woori Finance Holdings’ Preliminary Financial Performance Figures
for the Year Ended December 31, 2013

On February 28, 2014, Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) disclosed its restated preliminary financial performance figures (which have been revised to reflect subsequent events retroactive to FY2013) for the year ended December 31, 2013, on a consolidated basis, which were previously disclosed by Woori Finance Holdings in Exhibit 99.1 to the Report on Form 6-K submitted on February 6, 2014, as follows:

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		4Q 2013	3Q 2013	(Decrease)	4Q 2012	(Decrease)
Revenue*	Specified Quarter	4,367,407	3,184,218	37.2	5,596,258	(22.0)
	Cumulative Basis	19,486,806	15,119,399	-	21,844,610	(10.8)

Operating Income	Specified Quarter	(64,078)	(172,387)	62.8	12,568	N/A**
	Cumulative Basis	239,567	303,645	-	1,549,507	(84.5)

Income before	Specified Quarter	(60,519)	(151,964)	60.2	72,969	N/A**
Income Tax Expense	Cumulative Basis	287,667	348,186	-	1,637,920	(82.4)

Net Income	Specified Quarter	(1,238,427)	80,603	N/A**	174,309	N/A**
	Cumulative Basis	(713,435)	524,992	-	1,847,679	N/A**
Profit to the Equity Holders of the Parent Entity	Specified Quarter	(945,529)	49,495	N/A**	139,907	N/A**
	Cumulative Basis	(537,688)	407,841	-	1,633,341	N/A**

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

**	N/A means “not applicable.”

The above figures are prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”) and reflects applicable amendments to the K-IFRS that were declared effective as of January 1, 2013.

In connection with the currently pending privatization process of Woori Finance Holdings and its subsidiaries by the Korean government, operations of the regional bank subsidiaries of Woori Finance Holdings (consisting of Kwangju Bank and Kyongnam Bank) and certain other subsidiaries (consisting of Woori Investment & Securities, Woori Financial, Woori F&I, Woori Aviva Life Insurance, Woori FG Savings Bank and Woori Asset Management) have been classified as discontinued operations. Accordingly, the results of operations of such subsidiaries are excluded from the amounts of revenue, operating income and income before income tax expense set forth above. Preliminary figures for profits (losses) from discontinued operations were Won (966,006) million for 2013 and Won 566,599 million for 2012.

The figures above reflect potential tax expenses relating to the pending spin-off of Woori Finance Holdings’ businesses relating to the holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank in the amount of Won 604.3 billion, which expenses are expected to be incurred if the spin-off is deemed to be “non-qualified” under applicable Korean tax law.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

Woori Bank’s Preliminary Financial Performance Figures
for the Year Ended December 31, 2013

On February 28, 2014, Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, restated its preliminary financial performance figures (which have been revised to reflect subsequent events retroactive to FY2013) for the year ended December 31, 2013, on a consolidated basis, which were previously disclosed by Woori Finance Holdings in Exhibit 99.1 to the Report on Form 6-K submitted on February 6, 2014, as follows:

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		4Q 2013	3Q 2013	(Decrease)	4Q 2012	(Decrease)
Revenue*	Specified Quarter	4,042,543	4,101,709	(1.44)	5,202,405	(22.29)
	Cumulative Basis	18,391,736	14,349,193	-	20,616,018	(10.79)

Operating Income	Specified Quarter	15,191	39,560	(61.60)	10,394	46.15
	Cumulative Basis	464,432	449,241	-	1,451,452	(68.00)

Income before	Specified Quarter	24,355	58,810	(58.59)	43,739	(44.32)
Income Tax Expense	Cumulative Basis	517,828	493,473	-	1,504,574	(65.58)

Net Income	Specified Quarter	48,688	30,970	57.21	176,128	(72.36)
	Cumulative Basis	466,274	417,586	-	1,496,917	(68.85)
Profit to the Equity Holders of the Parent Entity	Specified Quarter	48,623	30,575	59.03	176,149	(72.40)
	Cumulative Basis	465,266	416,643	-	1,496,246	(68.90)

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

The above figures are prepared in accordance with the K-IFRS and reflects applicable amendments to the K-IFRS that were declared effective as of January 1, 2013.

The figures for revenue, operating income and income before income tax expense exclude the results of certain discontinued operations relating to the horizontal spin-off of the credit card business of Woori Bank.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.